PRESS RELEASE                                                         EXHIBIT VI
September 21, 2004

OCEAN RIG REFINANCING SHORT TERM DEBT

Ocean Rig issues new bonds and refinances existing short term debt

Ocean Rig will issue NOK 600 million in a new 5-year senior unsecured bond loan (`the Bonds`). The purpose of the Bonds is to refinance existing debt maturing in the near term. Holders of the company's subordinated convertible fixed rate notes (OCR00 and OCR01) with total outstanding amount of NOK 393 million, and maturing in May 2005, will be offered to partly exchange their notes for the new Bonds.

The Bonds will have a loan term from and including October 15th, 2004 to and including October 15th, 2009 and will carry interest at a rate of 11,0 % p.a. payable annually in arrears. Ocean Rig will have the right to redeem the Bonds at any time prior to October 15th, 2005 at a price of 103 % of par value and at any time between October 15th, 2005 and April 15th, 2006 at a price of 102,5 % of par value. Interest accrued since the latest payment date but not due on the date of redemption will be paid. The nominal value of the Bonds will be NOK 500,000 with a total borrowing limit of NOK 600 million.

The sales process started after the stock exchange closed on Monday, September 20th, 2004 and the bond issue is fully subscribed.

Pareto Securities ASA has been retained as manager of the senior unsecured 5-year bond issue and refinancing of OCR00 and OCR01. For further information regarding the new Bond and the refinancing, please contact Pareto Securities ASA, Ole Henrik Bj0rge at +47 22878776.

The Senior Unsecured Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the `Securities Act`), and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Ocean Rig owns and operates two of the world's largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and West of Shetland.

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT GEIR AUNE, EXECUTIVE CHAIRMAN OR CHRISTIAN MOWINCKEL, SENIOR VICE PRESIDENT FINANCE, TEL: +47 51 96 90 00.

STAVANGER, SEPTEMBER 21ST, 2004
OCEAN RIG ASA

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